BlackRock MuniHoldings Investment Quality Fund, Inc. (the “Registrant”)

77(I)

Terms of new or amended securities

A copy of the Certificate of Amendment Amending the Certificate of Designation Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares is attached under sub-item 77Q1(a).